--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                             ---------------------

                                 SCHEDULE 14D-9
                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 18)

                             ---------------------

                               NEIGHBORCARE, INC.
                            (Name of Subject Company)

                             ---------------------

                               NEIGHBORCARE, INC.
                      (Name of Person(s) Filing Statement)

                    Common Stock, Par Value $0.02 Per Share
                   (including the Associated Series B Junior
                Participating Preferred Stock Purchase Rights)
                         (Title of Class of Securities)

                                   64015Y-10-4
                      (CUSIP Number of Class of Securities)

                             ---------------------

                             John F. Gaither, Esq.
             Senior Vice President, General Counsel and Secretary
                               NeighborCare, Inc.
                        601 East Pratt Street, 3rd Floor
                               Baltimore, MD 21202
                                 (410) 528-7404
  (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                             ---------------------

                                 With copies to:

                                Mark Gordon, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                                 (212) 403-1000

/_/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

--------------------------------------------------------------------------------

The purpose of this amendment is to amend and supplement item 7 and add additional Exhibits to Item 9 in the Solicitation/Recommendation Statement on
Schedule 14D-9 previously filed by NeighborCare, Inc., a Pennsylvania corporation, on June 14, 2004, as thereafter amended, and to revise the Exhibit Index accordingly.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

              Item 7 of Schedule 14D-9 is hereby amended and supplemented as follows:

         On July 5, 2005, NeighborCare announced that it is in negotiations with Omnicare regarding a definitive agreement for Omnicare's acquisition of all of the outstanding shares of NeighborCare common stock by tender offer and/or merger on the basis of a price of $34.75 per share in cash. The text of the press release issued by NeighborCare on July 5, 2005 is filed as Exhibit (a)(35) hereto and is incorporated by reference.



ITEM 9.    EXHIBITS.

Exhibit No.    Description
-----------    -------------------------------------------------------------

  (a) (35)     Press Release, dated July 5, 2005
  (a) (36)     Employee Letter, dated July 5, 2005

                                    SIGNATURE

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

                               NEIGHBORCARE, INC.

                               By:  /s/ John F. Gaither, Jr.
                                    --------------------------
                                    John F. Gaither, Jr.
                                    Senior Vice President,
                                    General Counsel and Secretary

                               Dated:  July 5, 2005

                                INDEX OF EXHIBITS

Exhibit No.    Description
-----------    -------------------------------------------------------------

  (a) (35)     Press Release, dated July 5, 2005
  (a) (36)     Employee Letter, dated July 5, 2005

                                       3